                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                              (Amendment No.__)/*/

                             United Stationers Inc.
                             ----------------------
                                (Name of Issuer)

                          Common Stock, $.10 par value
                          ----------------------------
                         (Title of Class of Securities)

                                  913004-10-7
                   -----------------------------------------
                                 (CUSIP Number)

                                  Barbara Wolf
                                c/o Scott Brown
                        Johnson, Goldberg & Brown, Ltd.
                            6703 North Cicero Avenue
                             Lincolnwood, IL 60646
                                 (708)673-5740

                 ---------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                February 10, 1995
          ----------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

Check the following box if a fee is being paid with the statement. [X] (A fee is not required only if the Reporting Person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

/*/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP NO. 913004-10-7                                   Page 2 of 6 Pages

- --------------------------------------------------------------------------------
   1.  Name of Reporting Person:

       Wolf Family Investment Partnership

- --------------------------------------------------------------------------------
   2.  Check the Appropriate Box if a Member of a Group:
                                                                        (a) [_]

                                                                        (b) [X]
- --------------------------------------------------------------------------------
   3.  SEC Use Only

- --------------------------------------------------------------------------------
   4.  Source of Funds:  00
- --------------------------------------------------------------------------------
   5.  Check box if Disclosure of Legal Proceedings is
       Required Pursuant to Items 2(e) or 2(f):
                                                                            [_]
- --------------------------------------------------------------------------------
   6.  Citizenship or Place of Organization:  Illinois

Number of                   ----------------------------------------------------
Shares                         7.  Sole Voting Power:  921,057
Beneficially                ----------------------------------------------------
Owned By                       8.  Shared Voting Power:  0
Each                        ----------------------------------------------------
Reporting                      9.  Sole Dispositive Power:  921,057
Person                      ----------------------------------------------------
With                          10.  Shared Dispositive Power:  0
- --------------------------------------------------------------------------------
  11.  Aggregate Amount Beneficially Owned by Each Reporting Person:  921,057
- --------------------------------------------------------------------------------
  12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
       Shares:
                                                                           [_]
- --------------------------------------------------------------------------------
  13.  Percent of Class Represented by Amount in Row (11):  5.0%
- --------------------------------------------------------------------------------
  14.  Type of Reporting Person: PN
- --------------------------------------------------------------------------------

  CUSIP NO. 913004-10-7                                   Page 3 of 6 Pages

- --------------------------------------------------------------------------------
   1.  Name of Reporting Person:

       Barbara Wolf

- --------------------------------------------------------------------------------
   2.  Check the Appropriate Box if a Member of a Group:
                                                                        (a) [_]

                                                                        (b) [X]
- --------------------------------------------------------------------------------
   3.  SEC Use Only

- --------------------------------------------------------------------------------
   4.  Source of Funds:  00
- --------------------------------------------------------------------------------
   5.  Check box if Disclosure of Legal Proceedings is
       Required Pursuant to Items 2(e) or 2(f):
                                                                            [_]
- --------------------------------------------------------------------------------
   6.  Citizenship or Place of Organization:  Illinois

Number of                   ----------------------------------------------------
Shares                         7.  Sole Voting Power:  18,748
Beneficially                ----------------------------------------------------
Owned By                       8.  Shared Voting Power:  921,857
Each                        ----------------------------------------------------
Reporting                      9.  Sole Dispositive Power:  18,748
Person                      ----------------------------------------------------
With                          10.  Shared Dispositive Power:  921,857
- --------------------------------------------------------------------------------
  11.  Aggregate Amount Beneficially Owned by Each Reporting Person:  940,605
- --------------------------------------------------------------------------------
  12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
       Shares:

       Excludes 133,333 shares owned by the Barbara Wolf Savage Charitable Remainder Trust of which the Reporting Person is a beneficiary; the Reporting Person disclaims beneficial ownership of such shares.
                                                                           [X]
- --------------------------------------------------------------------------------
  13.  Percent of Class Represented by Amount in Row (11):  5.1%
- --------------------------------------------------------------------------------
  14.  Type of Reporting Person: IN
- --------------------------------------------------------------------------------

     CUSIP NO. 913004-10-7                             Page 4 of 6 Pages

                                      13D

     Pursuant to Rule 13d-2 of Regulation 13D-G promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the undersigned hereby files this Schedule 13D Statement on behalf of the Wolf Family Investment Partnership, an Illinois limited partnership ("WFIP") and Barbara Wolf, an individual. The foregoing partnership and individual are sometimes hereinafter referred to as the "Reporting Persons". The Reporting Persons are making this single joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act, although neither the fact of the filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

Item 1.   SECURITY AND ISSUER.

         This Statement relates to the Common Stock, $.10 par value (the "Common Stock"), of United Stationers Inc., a Delaware corporation (the "Issuer"), 2200 East Golf Road, Des Plaines, Illinois 60016.

Item 2.   IDENTITY AND BACKGROUND.

         (a)-(c) The principal business of WFIP is as set forth in Item 4 below. The principal business address of WFIP (which also serves as its principal office) is c/o Johnson, Goldberg & Brown, Ltd., 6703 North Cicero Avenue, Lincolnwood, Illinois 60646. Pursuant to Instruction C to Schedule 13D under the Act, the names, business or residence addresses and present principal occupation of each general partner of WFIP is as follows:

                     RESIDENCE OR
NAME                 BUSINESS ADDRESS           OCCUPATION

Barbara Wolf         c/o Johnson, Goldberg &    Homemaker
                     Brown, Ltd.
                     6703 North Cicero
                     Avenue
                     Lincolnwood, IL 60646
                     Attn: Scott Brown

         (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) All of the persons identified in this Item 2 are citizens of the United States of America.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         All of the shares of Common Stock held by WFIP were acquired on February 10, 1995 when HW Associates, an Illinois general partnership

     CUSIP NO. 913004-10-7                             Page 5 of 6 Pages

    ("HW") dissolved and distributed to WFIP its pro-rata shares of Common
    Stock.

Item 4.   PURPOSE OF TRANSACTION.

         The Reporting Persons acquired shares of Common Stock upon the dissolution of HW and the simultaneous pro-rata distribution to HW's partners of the shares of Common Stock held by HW. The Reporting Persons are currently holding their shares of Common Stock solely as an investment. On February 13, 1995, the Reporting Person entered into an Agreement to Tender (the "Agreement to Tender") with Associated Holdings Inc. ("Associated") pursuant to which the Reporting Person has agreed, subject to the terms and conditions of the Agreement to Tender, to tender his shares in a tender offer to be commenced by Associated pursuant to an Agreement and Plan of Merger between the Issuer and Associated dated February 13, 1995. A copy of the Agreement to Tender is attached hereto as EXHIBIT A and is incorporated herein by this reference.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

         WFIP beneficially owns 921,057 or an aggregate 5.0% of the outstanding Common Stock of the Issuer. WFIP's sole voting and investment power is vested in its general partner. None of the entities identified in Item 2 above owns or holds any shares of Common Stock outside of WFIP except that:

             Barbara Wolf holds of record and beneficially 800 shares, in joint tenancy with her mother, as to which Barbara Wolf has shared voting and investment power and owns beneficially 18,748 shares pursuant to her interest in the Barbara Wolf Trust u/a/d March 4, 1988 as to which she has sole investment and voting power. Barbara Wolf is also a beneficiary of the Barbara Wolf Savage Charitable Remainder Trust u/a/d February 1, 1995 which owns 133,333 shares to which the Reporting Persons disclaim beneficial ownership for purposes of this filing.

         (c) None of the entities referred to in response to Paragraph (a) of this Item 5, or in Item 2 above, has effected any transactions in the Common Stock during the past 60 days except as follows:

             On February 10, 1995, immediately upon acquiring its pro-rata shares of Common Stock from HW, WFIP distributed 133,333 shares of Common Stock to the Barbara Wolf Trust u/a/d March 4, 1988 which immediately thereafter transferred all 133,333 shares of Common Stock to Barbara Wolf, an individual, who immediately thereafter transferred all 133,333 shares to the Trustee of the Barbara Wolf Savage Charitable Remainder Trust u/a/d February 1, 1995.

         (d) No entity other than those referred to in response to Paragraph (a) of this Item 5 has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, shares of Common Stock owned by them.

         (e) Item 5(e) of Schedule 13D is not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The rights, powers and duties of the Reporting Persons, are as set forth in the Agreement of Limited Partnership for the Wolf Family Investment Partnership dated as of September 18, 1983 (the "Partnership Agreement"). The Partnership Agreement is attached hereto as EXHIBIT B and is incorporated herein by reference.

     CUSIP NO. 913004-10-7                             Page 6 of 6 Pages

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

          EXHIBIT A  Agreement to Tender

          EXHIBIT B  Partnership Agreement

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  February __, 1995

                                    Wolf Family Investment Partnership




                               By: _________________________________________
                                   Barbara Wolf, general partner

                                                                       Exhibit B

                        AGREEMENT OF LIMITED PARTNERSHIP
                     FOR WOLF FAMILY INVESTMENT PARTNERSHIP


     THIS AGREEMENT OF LIMITED PARTNERSHIP for Wolf Family Investment Partnership, dated as of September 19, 1983 ("Agreement"), by and between Howard
M. Wolf, Barbara Wolf, David A. Wolf, Jeffrey J. Wolf, and the trustees of the trusts listed on the signature page attached hereto (herein collectively called the "Partners", and individually, a "Partner").


                              W I T N E S S E T H:
                              -------------------

     WHEREAS, each of the Partners owns certain shares of the outstanding Common Stock of United Stationers Inc., a Delaware corporation ("United"); and

     WHEREAS, the Partners are each related, or are trusts for the benefit of persons who are so related, and together constitute, with such beneficiaries, the immediate Howard M. Wolf family; and

     WHEREAS, all the Partners desire to form a limited partnership and to contribute to such partnership all of their shares of United Common Stock (the "Shares"), and certain of the Partners desire also to contribute to such partnership their partnership interests in 1701 Partnership, an Illinois general partnership (the "1701 Interests"), in order to, among other things:

          (i) establish centralized control over the Shares and the 1701 Interests and other possible investments; and

         (ii) invest any and all Partnership assets in such investments, securities, businesses, real estate interests and other investment opportunities as the General Partner may from time to time deem to be in the best interests of the Partnership.

     NOW THEREFORE, in consideration of the premises, of the promises and agreements herein contained, and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto promise and agree as follows:

                                   ARTICLE I
                            FORMATION AND NAME, ETC.
                            ------------------------

     Section 1.1. Formation and Name of Partnership. The parties hereto hereby agree to form a limited partnership (the "Partnership") upon the terms and conditions herein set forth and in conformity with the Uniform Limited Partnership Act of the State of Illinois (the "Act"). The name of the Partnership shall be Wolf Family Investment Partnership or such other name as the "General Partner" (as defined in Section 2.1) may from time to time select.

     Section 1.2.  Purposes.  The purposes of the Partnership are to:

          (i) acquire, own, hold, purchase, sell, invest and reinvest in the Shares, the 1701 Interests and other shares of stock, notes, bonds, debentures, interests in real estate and other securities and investment assets;

         (ii) invest any and all Partnership assets in HW Associates, an Illinois general partnership, and in such investments, securities, businesses, real estate interests and the investment opportunities as the Partnership may from time to time deem to be in the best interests of the Partnership.

        (iii) insure centralized control of the Shares and other 1701 Interests, and other possible investments, including the voting thereof;

         (iv) permit the Partners to borrow from the Partnership from time to time; and

          (v) do all of the acts and things permitted or required by the terms of this Agreement or reasonably necessary or incident to the foregoing purposes.

     Section 1.3. Offices. The offices of the Partnership shall be at such place or places as the General Partner may from time to time determine.

                                   ARTICLE II
                                  THE PARTNERS
                                  ------------

     Section 2.1. General Partner; In General. Except as otherwise provided herein, the business and affairs of the Partnership shall be conducted by the General Partner. From and as of the date of this Agreement, and until his "Withdrawal" (as defined in Section 8.2(a)), Howard M. Wolf shall be the sole General Partner.

     Section 2.2.  Duties and Powers of the General Partner.

          (a)  The General Partner shall:

                    (i)  manage the affairs of the Partnership;

                   (ii) determine the terms of Partnership borrowings and loans to Partners; and

            (iii) use his best efforts to carry out the terms of this Agreement.

          (b)  The General Partner may:

              (i) purchase, sell and otherwise deal with the Shares, the
                  1701 Interests and other shares of stock, notes, bonds, debentures, interests in real estate and other securities and investment assets and invest funds held on hand for the benefit of the Partnership; invest the Shares in HW Associates, an Illinois general partnership, borrow upon the credit of the Partnership; and pledge all or any part of the Partnership assets to secure such borrowings;

             (ii) vary, modify, suspend or waive any of the terms or
                  provisions of Sections 6.4, 6.5, 6.6 and 6.7 either generally or with respect to any particular Partner or any particular transaction;

            (iii) increase the amount of any Partner's loan account;

             (iv) make distributions in partial liquidation to the
                  Partners;

              (v) pay reasonable compensation to the General Partner
                  including, but not by way of limitation, fees and reimbursement for expenses;

             (vi) invest Partnership funds;

            (vii) vote or direct the voting of the Shares, the 1701
                  Interests or any securities having voting rights which may be at any time be owned by the Partnership;

           (viii) exercise such other rights and powers as are herein granted as may be necessary or appropriate to attain the ends and purposes of this Agreement, including the hiring of agents, accountants and attorneys; and

             (ix) establish and administer reasonable rules and
                  procedures for the calling and conduct of meetings of Partners, for the sending of notices and other communications, and for the general administration of the internal and external affairs of the Partnership.

          (c) Without limiting the generality of the foregoing (specifically including, but not by way of limitation, clause (vii) above), the General Partner is hereby specifically authorized to enter the Partnership into partnerships or agreements with other entities owning or controlling other Shares or partnership interests in 1701 Partnership for the purpose of (i) governing the disposition and voting of the Shares, (ii) controlling United together with such other entities, (iii) governing the disposition and voting of partnership interests in 1701 Partnership, (iv) controlling 1701 Partnership together with such other entities, (v) investing in any opportunity which the Partnership would have the power to invest in directly, and (vi) participating in such other activities as the General Partner may, from time to time, deem to be in the best interest of the Partnership.

     Section 2.3. Limited Partners. The Limited Partners shall be Barbara Wolf, David A. Wolf and Jeffrey J. Wolf (in each case, until appointed General Partner pursuant to Section 8.2 hereof), trustees of each of the trusts described in Exhibit A hereto, and, at and after such time as a "Transfer" (as defined in Section 5.1) shall be made by any of such trusts to the beneficiaries thereof pursuant to the provisions of their respective trust agreements, the beneficiaries o(Pounds) such trusts. As Limited Partners, they shall in no way participate in the management and control of the conduct of the Partnership business. Anything in this Agreement to the contrary notwithstanding, no Limited Partner shall purport to exercise any rights or powers as a Limited Partner under this Agreement if he or she would thereby be deemed to be taking part in the control of the business of the Partnership. No Limited Partner will be personally liable for any debts, liabilities, contracts or any other obligations of the Partnership and no Limited Partner will have any obligation to make capital contributions to the Partnership except as specifically provided in this Agreement. The Limited Partners are not entitled to borrow or withdraw from the Partnership any portion of their respective capital contributions except as may be specifically provided in this Agreement.

     Section 2.4. No Authority to Bind Partnership. No Partner (except the General Partner acting as such in accordance with this Agreement) shall individually have authority to act on behalf of or in the name of the Partnership, or at any time by any act or thing bind the Partnership. The General Partner shall have the exclusive right to vote the 1701 Interests, the Shares and other securities having voting rights which at any time may be owned by the Partnership.

     Section 2.5. Relationship Between the Partners and the Partnership. The Partners may engage in or invest in such businesses or activities as they see fit, without regard to whether such businesses or activities are competitive with the Partnership. The Partners shall not be required to devote full time to the business and affairs of the Partnership. No Partner shall be required to submit business or investment opportunities to the Partnership. The various Partners and the Partnership, respectively, may engage in any transactions with each other as they see fit, as if the Partners were not partners of the Partnership. The fiduciary duties of the various Partners to the Partnership and to the Partners shall be determined by taking into account the principles of this Section 2.5, and, in any event (and not by way of limitation where good faith is present), the acts of the various Partners shall be sustained if they are objectively fair. This Section 2.5 shall apply as well to the General Partner as to other Partners.

     Section 2.6. Fiduciaries. Where trusts, estates, or other such entities are treated as Partners or other holders of Partnerships interests, the trustees, executors, and other fiduciaries thereof as such shall not in their personal capacities be treated as Partners or other holders of Partnership interests or as persons having rights and duties thereunder, but such Partner status and such Partnership interests, rights and duties shall be treated as appertaining to the fiduciary estate.

     Section 2.7. Reimbursement and Compensation of the General Partner. The General Partner shall be entitled to reimbursement for reasonable out-of-pocket expenses incurred by him on behalf of the Partnership or in pursuance of his duties as General Partner. In addition, the General Partner shall be entitled to compensation for services rendered to the Partnership.

                                  ARTICLE III

                      CAPITAL CONTRIBUTIONS AND ACCOUNTS,
                            PROFITS AND LOSSES, ETC.

     Section 3.1. Capital Accounts. A capital account shall be maintained for each Partner. Each Partner's capital account shall consist of capital contributions made from time to time by such Partner and such Partner's predecessor(s), increased by his or his predecessor's respective share, if any, of profits and decreased by (i) any distributions made to him or his predecessor, and (ii) his or his predecessor's respective share, if any, of Partnership losses. No interest shall be paid or credited to Partners on their capital accounts. No Partner shall be entitled to the withdrawal or the return of any part of his capital account except in accordance with the provisions of this Agreement.

     Section 3.2. Units. The interests of the Partners in the Partnership shall be represented by Units (hereinafter referred to sometimes collectively and sometimes alternatively as "Units"), having respectively such attributes as are prescribed in this Agreement. Units shall be allocated to the Partners in respect of their initial capital contributions on the basis of 1 Unit, or fraction thereof, for every of $1,000 in fair market value, or fraction thereof (determined by the General Partner) of assets contributed.

     Section 3.3. Initial Capital Contributions. Each Partner has contributed to the Partnership on the date hereof the Shares and (if any) the 1701 Interests set forth opposite his name on Exhibit B hereto and has been allocated the Units set forth opposite his name on Exhibit B.

     Section 3.4. Variation Between Basis and Value. In the case of any Partnership item (for tax purposes) of income, gain, loss, deduction, or credit, relating to any Share or other item of property contributed to the Partnership, such item shall be allocated and other appropriate adjustments shall be made so as to take full account of the variation (the "pre-contribution variation") between the tax basis of such Share or other item of property to the Partnership and its fair market value at the time of contribution. Such allocations and adjustments shall be made in an equitable manner by the General Partner upon the advice of the "Accountants" (defined in Section 10.5) in accordance with section 704(c)(2) of the Internal Revenue Code of 1954, as amended, and the regulations thereunder. This Section 3.4 shall apply notwithstanding any other provisions of this Agreement. Such other provisions shall be applied after taking into account the application of this Section 3.4 and shall be construed accordingly.

     Section 3.5.  Ordinary Income and Loss and Capital Gain and Loss.
"Ordinary Income" or "Ordinary Loss" for any accounting period shall be the net income or loss of the Partnership computed without regard to items entering into the computation of Net Capital Gain or Net Capital Loss. "Net Capital Gain" or "Net Capital Loss" for any accounting period shall be the net capital gain or loss of the Partnership on sales or other dispositions of securities or other property and shall include such other items as the General Partner, upon the advice of the Accountants, determines to be capital rather ordinary in nature.

     Section 3.6. Allocations of Ordinary Income and Ordinary Loss. Ordinary Income and Ordinary Loss shall be allocated among the Partners pro rata in accordance with their Units. Ordinary

Income and Ordinary Loss shall be determined in accordance with generally accepted accounting principles consistently applied.


     Section 3.7. Distribution of Proceeds of Sales and Refinancing to be Made as Partial Liquidation. At any time, in the discretion of the General Partners, the proceeds of sales, refinancings and other dispositions of Partnership property may be distributed as if the Partnership were being liquidated under
Section 3.10 and as if the fair market value of assets were equal to their carrying values.

     Section 3.8. Allocation of New Capital Gain or Net Capital Loss. Net Capital Gain and Net Capital Loss resulting from any sale or other disposition of Partnership property shall be allocated among the Partners as if the Partnership were to be liquidated immediately following the consummation of such transaction and as if the fair market values of Partnership assets were equal to their carrying values.

     Section 3.9.  Distributions.

          (a) The General Partner shall have the right to determine whether, and to what extent, the Partnership shall make distributions to the Partners: provided, however, that nothing contained herein shall in any way obligate the General Partner to cause distributions to be made to the Partners.

          (b) All distributions, in cash or in kind, to each of the Partners in respect of their Units shall be made, at such time, in such fashion, and in such proportion as determined by the General Partner.

          (c) At no time shall any Limited Partner be entitled to a return of his capital contribution except in accordance with the provisions of this
Section 3.9, or upon the dissolution and termination of the Partnership. If, in fact, there has been any return, in whole or in part, of the capital contribution of a Limited Partner under the terms of this Agreement, such distribution shall not discharge such Limited Partner of or from his liability therefor to the Partnership and its creditors. In no event shall the General Partner be authorized to make any distributions which shall reduce the fair market value of the Partnership assets to an amount less than the liabilities of the Partnership. It is not contemplated that distributions in kind will be made during the term of the Partnership except upon dissolution. If, however, in the discretion of the General Partner, it is deemed in the best interests of the Partnership that a distribution in kind be made in lieu of cash, the fair market values of the assets to be distributed shall be determined by the General Partner after consultation with the Accountants, counsel for the Partnership and such other advisors as the General Partner may determine.

     Section 3.10. Liquidation Distributions. Upon the termination, winding-up or liquidation of the Partnership, all the debts and liabilities of the Partnership shall be paid or provided for, and the "Partnership Net Assets" (defined in Section 10.3) shall be distributed to the Partners in liquidation of their Partnership interests, pro-rata in accordance with their Units. Distributions may be in cash and/or in kind at the discretion of the General Partner. The Shares and other securities shall be valued at Market Value (defined in Section 10.4). Partnership assets shall be restated to their fair market value and capital accounts shall be charged or credited accordingly as if such assets were sold, all as of a date, selected by the General Partner, not more than ten (10) days prior to the date of any distribution.

     Section 3.11. Adjustments to Units. If the General Partner, upon the advice of the Accountants, determines that adjustments to capital accounts or the allocation of Units or otherwise are necessary to effectuate the purposes and intents of this Agreement, the General Partner shall adjust distributions or make appropriate adjustments to the allocation of Units to reflect the net balance of items of income, gain, loss and deduction which have been realized and which remain undistributed and reflected in capital accounts.

                                   ARTICLE IV
                               LOANS TO PARTNERS

     Section 4.1. Partnership Loan Account. Each Partner shall have a loan account with the Partnership and each Partner shall be entitled to borrow from the Partnership, on such terms and conditions, and in such amounts (but in no event greater than 80% of the value of such Partner's Partnership Interest), as the General Partner shall from time to time establish.

     Section 4.2. Partnership Notes, Etc. The General Partner shall have the right to borrow on the credit of the Partnership on behalf of the Partnership and, in connection therewith, to sign notes, drafts, security agreements and grant security interests in Partnership assets.

                                   ARTICLE V
                      ASSIGNMENT AND TRANSFER OF INTERESTS

     Section 5.1. Prohibition on Transfers. No Partner shall, voluntarily or involuntarily, sell, transfer, assign, pledge, hypothecate, convey or otherwise dispose of (any one of the foregoing being referred to as a "Transfer") any portion of his interest in the Partnership without the express prior written approval of the General Partner (if such transferor is other than the General Partner), except to a Permitted Transferee. Any Partner may make a Transfer of Units to a Permitted Transferee without the consent or approval of any other Partner, including the General Partner (subject to the limitation set forth in Section 5.3), and without offering the same to any other Partner or the Partnership. The General Partner, however, shall at all times retain sufficient Units to constitute at least 1% of the aggregate capital accounts of the Partnership.

     Section 5.2. Definition of Permitted Transferee. A "Permitted Transferee" shall mean any of the following: any sibling of a Partner or of a beneficiary of a trust which is a Partner; any lineal descendant of a Partner or of a beneficiary of a trust which is a Partner; any spouse of such lineal descendant; any child of such spouse if such lineal descendant has elected to treat such child as a descendant for the purposes of this Agreement; and any trust or other entity (and the beneficiary or beneficiaries thereof) for the primary benefit of any of the foregoing persons; and with respect to Transfers by a trust which is a Partner, the beneficiary of such trust.

     Section 5.3. Status of a Permitted Transferee Additional Limited Partners. Upon a Transfer by any Partner to a Permitted Transferee, such Permitted Transferee shall, if the General Partner shall so agree in his discretion, become a substituted or additional Limited Partner upon agreeing in writing to be bound by the terms of this Agreement. If the General Partner shall not consent to any Permitted Transferee becoming a substituted or additional Partner, such Permitted Transferee shall have only the rights of an assignee as provided by Section 19(3) if the Act with respect to the Units so acquired.

     Section 5.4. Transfers in Violation of Section 5.1. Any purported Transfer in violation of Section 5.1 shall be null and void and of no force and effect. Any such purported Transfer shall entitle the Partnership to purchase, on the terms and conditions specified in Article VI of this Agreement, all or any part of the Units of the Partner purporting to make such a Transfer. The purchase price shall be determined as of the closing date of a purchase and sale of such Partner's Units in accordance with Article VI.

     Section 5.5. Levy by Creditors. Any levy or other attachment by any creditor (other than the Partnership or a Permitted Transferee) against any Partner's interest in the Partnership or the avails or proceeds thereof shall be deemed a purported Transfer in violation of Section 5.1.

                                   ARTICLE VI

                        VOLUNTARY PURCHASES AND SALES OF
                          INTERESTS IN THE PARTNERSHIP
                          ----------------------------

     Section 6.1. Partner's Election to Sell. Any Partner, or, upon the death of a Partner (if, upon such death, the Partnership is not dissolved and reconstituted pursuant to Section 8.2), his personal representative ("Selling Partner"), may, by written notice ("Sale Notice") to the Partnership, require the Partnership to purchase the number of Units, or the dollar value of his Partnership interest, in either event specified in his Sale Notice (the "Selling Interest") at the price and on the terms herein specified; provided however, that the General Partner shall at all times retain sufficient Units to constitute at least 1% of the aggregate capital accounts of the Partnership; and provided further that any such sale is subject to the rights of first refusal set forth in Section 6.2 hereof.

     Section 6.2. Rights of First Refusal. Within twenty (20) days of receipt of a Sale Notice, the Partnership shall give written notice ("Option Notice") to all of the other Partners (the "Remaining Partners") setting forth the Selling Interest to be purchased from the Selling Partner and the estimated purchase price therefor. If any Partner shall desire to purchase all or part of the Selling Interest offered for sale in the Sale Notice, said Partners ("Purchasing Partners") shall give written notice to the Partnership within thirty (30) days after the date of the Option Notice, specifying the amount of the Selling Interest which they desire to purchase. In the event that the Purchasing Partners desire to purchase more than the amount of Selling Interest offered for sale, the amount of the Selling Interest to be purchased by each Purchasing Partner shall be allocated pro rata in accordance with the number of Units owned by each Purchasing Partner. Notwithstanding that the Selling Partner may be the General Partner, the Purchasing Partner shall not become a General Partner pursuant to, or resulting from, any purchase of Selling Interest made hereunder. Any such purchase by a Purchasing Partner shall be in cash.

     Section 6.3. Purchase by the Partnership. Any amount of the Selling Interest which Partners do not elect to purchase pursuant to Section 6.2 shall be purchased by the Partnership.

     Section 6.4.  Terms of Purchase.

          (a) The closing date for a purchase and sale of the Selling Interest under this Article VI, whether by the Partnership or Purchasing Partners, shall be held on the sixtieth (60th) day following the date of service of the Sale Notice.

          (b) The purchase price to be paid by any Purchasing Partner for any purchase pursuant to Section 6.2 shall be payable in full on the closing date.

          (c) The purchase price to be paid by the Partnership for any purchase pursuant to Section 6.3 shall be payable in forty (40) equal quarterly installments, commencing the first day of the month following the closing date, and shall bear interest on the unpaid portion thereof at the rate of 5% per annum, also payable quarterly commencing the first day of the month following the closing date.

     Section 6.5. Funding by Partnership. The Partnership shall have the right to elect to fund any purchase under this Article VI in whole or in part in cash or Partnership property. Any such Partnership property determined by the Partnership to be used for payment shall be equivalent in fair market value, determined as of the date of payment, to the cash payment which would otherwise be required to be made on such date by the Partnership.

     Section 6.6. Settling of Selling Partner's Loans. If any Selling Partner is indebted to the Partnership for any loans made by the Partnership to him, and the sale of any Selling Interest would result in either a complete termination of such Selling Partner's interest in the Partnership, or would result in aggregate loans to the Selling Partner being in excess of the loan value of such Partner's interest in the Partnership as from time to time established by the General Partner, then the following shall apply:

          (a) The aggregate purchase price payable by the Partnership, if any, to the Selling Partner, shall be reduced by an amount sufficient to repay the Selling Partner's loans either entirely (in the case of a complete termination of interest in the Partnership) or by an amount sufficient to reduce the amount of the Selling Partner's loans to the amount of such loan value; and upon any such purchase at such reduced purchase price, the amount of such reduction shall be applied against the Selling Partner's outstanding loans, first to any outstanding interest, then to principal.

          (b) If the action of the Partnership under subsection 6.6(a) is insufficient either to repay the Selling Partner's loans in full (in the case of a complete termination of interest in the Partnership) or to reduce the Selling Partner's loans to the amount of such loan value, the Partnership may require the Selling Partner to pay over to the Partnership for application against the Selling Partner's loans an amount equal to the amount of any such insufficiency.

          (c) The General Partner may take such action other than or different from that specified in subsections (a) and (b) above with respect to loans of a Selling Partner as he shall deem proper.

     Section 6.7. Purchase Price. For purposes of a purchase and sale under this Article VI, each Selling Interest of a Selling Partner shall have a purchase price equal to such amount as would be distributed thereon under
Section 3.10 if the Partnership were liquidated on the Sale Valuation Date.

     Section 6.8. Absence of Liability of Partners. In the case of a purchase of a Selling Interest by the Partnership, recourse on the Partnership's obligation to pay the purchase price may be had only out of and against Partnership property, and no Partner shall be personally liable therefor, nor shall recourse thereon be had out of or against the separate property of any Partner.

     Section 6.9. Construction of "Purchase" and Other Terms. The "purchase" of Units by the Partnership and the "payment" by the Partnership of a "purchase price" pursuant to this Article VI shall be construed to mean a distribution by the Partnership to a Limited Partner in exchange for all or part, as the case may be, of his Partnership interest. The Selling Interest so "purchased" shall not be an item of property in the hands of the Partnership. The "payment" by the Partnership of the "purchase Price" in the form of a transfer of property shall be construed as a distribution of property to a Limited Partner and not as a disposition of property in satisfaction of a money obligation. The terms "purchase", "sale", "payment", "purchase price" and the like, when used in reference to a transaction under this Agreement between the Partnership and a Partner, are used solely for convenience and ease of description. Such terms shall not be construed to alter the nature of the transaction as being between the Partnership and a Partner acting in his capacity as a Partner.

     Section 6.10. Valuations. The General Partner shall, at the request of any Partner, but no more often than semiannually, prepare and distribute to all Partners, a valuation of the Partnership setting forth the fair market value thereof.

                                  ARTICLE VII

                            ADDITIONAL CONTRIBUTIONS

     Section 7.1. At the discretion of the General Partner, the existing Partners shall be permitted, but shall have no obligation, to make further contributions to the Partnership. Such Partners shall be allocated such newly issued Units by reason thereof as may be determined by the General Partner, such Units being equivalent in fair market value to the fair market value of the property so contributed. If the Units so allocated ("New Units") are equivalent in fair market value to the fair market value on the date hereof of the then existing Units the New Units shall rank on a par with the then existing Units. If the New Units are not equivalent in fair market value to the fair market value on the date hereof of Units of a like class, appropriate changes shall be made in Sections 3.6, 3.9 and 3.10 of this Agreement to account for such disparity in fair market values.


                                 ARTICLE VIII

                TERM OF THE PARTNERSHIP:  WITHDRAWAL OF PARTNERS

          Section 8.1. Term. The business and affairs of the Partnership shall be continued in accordance with this Agreement and shall not cease to be conducted until the date which is the earlier of:

          (a) The thirtieth anniversary of the date of this Agreement.

          (b) The date on which the Partners having two-thirds or more of the aggregate capital accounts of all Partners shall elect to terminate the Partnership.

          (c) The Withdrawal (as defined in Section 8.2) of any General Partner.

          (d) The sale or other disposition of substantially all of the property belonging to the Partnership; provided, however, that, if such sale involves the receipt by the Partnership of purchase money obligations, or of a lease under a so-called "sale-leaseback" transaction, the Partnership shall not dissolve or terminate prior to collection of such purchase money obligations or termination of such lease, unless and until the General Partner elects to so terminate the Partnership at any time after such sale.

          Section 8.2. Withdrawal of Partners. (a) General Partner. The retirement, death, disability, incompetency, bankruptcy or dissolution of a General Partner shall be deemed a withdrawal (a "Withdrawal") by such General Partner from his position as General Partner. Upon any Withdrawal by the sole General Partner, the Partnership shall dissolve in accordance with the provisions of the Act; provided, however, that the parties hereto hereby agree that the business of the Partnership shall be continued and the Partnership shall be reconstituted and that the following Partners shall be designated new successive General Partners as follows: (i) upon the Withdrawal of Howard M. Wolf as sole General Partner, Barbara Wolf shall become the new sole General Partner; (ii) upon the refusal or inability of Barbara Wolf to serve, or the Withdrawal of Barbara Wolf, as sole General Partner, David A. Wolf and Jeffrey
J. Wolf shall become the new General Partners (upon such event, all references herein to

"General Partner" shall be deemed references to "General Partners", and all actions or decisions required to be made by the General Partner hereunder shall be required to be joint actions or decisions of both such General Partners). Upon the refusal or inability to serve, or the Withdrawal of either David A. Wolf or Jeffrey J. Wolf as a General Partner, the parties hereto agree that the Partnership shall not dissolve and the business of the Partnership shall be continued by the remaining General Partner. Upon the Withdrawal of such remaining General Partner or the refusal or inability of both David A. Wolf and Jeffrey J. Wolf to serve as General Partners, then the Partnership shall dissolve in accordance with the provisions of the Act; provided, however, that the business of the Partnership may be continued and the Partnership shall be reconstituted upon the election of Limited Partners holding the majority of Units held by all Limited Partners. If the Partnership is continued in accordance with the preceding sentence, the Limited Partners holding the majority of the interest in profits and losses held by all Limited Partners shall designate a new General Partner or General Partners. The legal representative or successor of a retired, deceased, disability, incompetent or dissolved General Partner shall continue in the Partnership as an assignee under
Section 19(3) of the Act, unless such legal representative or successor advises the Partnership that he desires to become a Limited Partner and the remaining or succeeding General Partner agrees that such legal representative or successor may become an additional Limited Partner. The provisions of this Section 8.2(a) shall be set forth in the Certificate of Limited Partnership.

          (b) Limited Partners. The retirement, death, incompetency, bankruptcy or dissolution (including, but not by way of limitation, distributions by a trust to its beneficiaries in accordance with the provisions of such trust) of a Limited Partner shall not dissolve the Partnership and the legal representative or successor of such Limited Partner shall continue in the Partnership as an assignee under Section 19(3) of the Act, unless such legal representative or successor advises the Partnership that he desires to become a Limited Partner and the General Partner agrees that such legal representative or successor may become a substituted Limited Partner. Anything in this Section 8.2(b) to the contrary notwithstanding, beneficiaries receiving distributions of Partnership interests from their trusts pursuant to their terms shall become Limited Partners, as provided in Section 2.3.

          Section 8.3. Liquidation. On termination of the Partnership, the General Partner shall proceed to wind up the affairs of the Partnership, pay or provide for all of the liabilities of the Partnership, and distribute the remaining assets of the Partnership to the Partners in accordance with their respective interests as herein provided. To the extent possible, loans receivable from Partners shall be distributed to the Partners owing the same by matching the same against loans payable by the Partnership.


                                 ARTICLE IX

                           FINANCIAL STATEMENTS, ETC.

          Section 9.1. Fiscal Year. The fiscal year of the Partnership shall end on December 31 of each year unless otherwise determined by the General Partner.

          Section 9.2. Financial Statements. The General Partner shall cause to be prepared and distributed, not less than once each fiscal year, a financial statement of the Partnership consisting of a balance sheet, income statement and schedules showing the loan account of each Partner, cash distributions made to the Partners, purchase price of Partnership Units as of the last day of the fiscal year, computed as herein provided, and such other items as the General Partner may select. Such financial statements may be audited or unaudited.

          Section 9.3. Books and Records. The Partnership shall keep books and records at its place of business, setting forth a true and accurate account of all of the business transactions arising out of the conduct of the Partnership. All Partners shall have at all times access to and the right to inspect the Partnership's books and records.

          Section 9.4. Tax Returns. The Partnership shall prepare and file all necessary or appropriate tax returns.

          Section 9.5. Accounting--Section 754 Election. The General Partner may make or decline to make the adjustments provided in Section 754 of the Internal Revenue Code of 1954, as amended ("Code"). If such election is in effect, accounting adjustments corresponding to the basis adjustments prescribed by sections 734 and 743 of the Code may be made by the General Partner in consultation with the Accountants.

          Section 9.6. Bank Accounts. Funds of the Partnership shall be used only for Partnership purposes and shall be deposited in such accounts in banks or other financial institutions as may be established from time to time by the General Partner. Withdrawals shall be made by the General Partner pursuant to his duties hereunder.

                                   ARTICLE X

                              CERTAIN DEFINITIONS

          The following terms shall have the following meanings herein:

          Section 10.1. Partnership shall mean the limited partnership formed pursuant to this Agreement.

          Section 10.2. Partners shall mean the signatories hereto and any persons hereafter admitted to the Partnership pursuant to the provisions of this Agreement.

          Section 10.3. Partnership Net Assets as of any date shall mean the sum of Partnership assets less Partnership liabilities as of such date; securities (including the Shares) and other property forming part of the Partnership assets as of such date shall be valued at the market value thereof.

          Section 10.4. Market Value (i) of securities as of any date shall mean:

          (a) If such securities are traded over the counter, the lowest closing bid price on such date.

          (b) If such securities are traded on a recognized securities exchange, the closing price on such date.

          (c) If such securities are traded neither over the counter nor on a recognized securities exchange, the value shall be determined by the General Partner.

          (ii) of any other assets shall be as determined by the General
Partner.

          The fair market value of securities or other assets shall be deemed to be their "Market Value" as determined under this Section 10.4.

          Section 10.5.  Sale Valuation Date shall mean
the date for closing of a purchase and sale of Units under Article VI.

          Section 10.6. Shares shall mean (i) the shares of Common Stock of United, par value $0.10 per share, contributed to the Partnership by the Partners, and (ii) any other shares or securities received with respect thereto or in exchange therefor. Wherever in the Agreement reference is made to, or allocations or distributions are required to be made with respect to, specific numbers of Shares, such numbers shall be equitably adjusted to take into account any stock split, stock dividend, combination, reverse stock split or other change in the outstanding capital stock of United or any successor issuer.

          Section 10.7. "Accountant" means the certified public accountants, if any, regularly engaged by the Partnership, or as may, from time to time, be selected by the General Partner.

          Section 10.8. "Person" means, in addition to natural persons, where appropriate, corporations, partnerships, trusts, estates, associations, governments and governmental units and agencies.


                                  ARTICLE XI

                           MISCELLANEOUS PROVISIONS

          Section 11.1.  Certain Warranties.

          (a) Each Partner, by execution and delivery of this Agreement, represents, warrants and agrees with each other Partner that (i) he is acquiring his Partnership interest solely for his own account for the purpose of investment and not for or with a view to distribution hereof; (ii) he has had free access to all documents, information, books and records as he has deemed necessary to apprise himself of the matters with which this Agreement is concerned; and (iii) he understands that the Partnership interests have not been registered under the Securities Act of 1933, as amended, or under the blue sky laws of any state, nor will such interests be registered.

          (b) The parties recognize that the Units are not traded over-the-counter or on a national securities exchange or any other market. Notwithstanding the uncertainty inherent in valuing securities for which no market exists, the parties intend and believe that the respective fair market values, at the time of contribution, of the Shares contributed to the Partnership and of the Units issued in exchange therefor, are equal. In order to assure such equality, it is agreed that any determination as to such relative values as of such time made by the United States Securities and Exchange Commission, the Illinois Securities Commissioner, or any other agency or instrumentality of the United States or of any state shall be binding on all parties hereto. In the event that any such governmental agency or instrumentality shall determine that the respective values of the Shares contributed to the Partnership and of each Unit issued in exchange therefor are not equal, the number of Units issued with respect to each Share shall be increased or decreased nunc pro tunc as of the date of contribution to a number (including fractional numbers) which shall cause the fair market value of the number of Units issued with respect to each Share to be equal to the value of such Shares as of the date of contribution. Such increase or decrease shall require redeterminations of rights and duties as to allocations and distributions made during the period from and after the date of this Agreement to the time such increase or decrease is determined.

          Section 11.2. Indemnity. The Partnership hereby agrees to indemnify and hold harmless each person who is or may hereafter serve as General Partner from any and all claims, damages, liabilities, losses and expenses (including attorney's fees) arising out of his acts as General Partner, except acts or omissions constituting willful misconduct or gross negligence.

          Section 11.3. Severability. If any portion of this Agreement shall be held invalid or unenforceable, such invalidity or unenforceability shall not affect the remaining valid and enforceable portions of this Agreement which shall continue in full force and effect.

          Section 11.4. Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the heirs, personal representatives, successors and assigns of the parties hereto, subject to all of the terms and conditions hereof. This Section 11.4 shall not be construed to permit transfers of interests not otherwise permitted hereunder.

          Section 11.5. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall constitute one Agreement. The signature pages of such counterparts may be detached therefrom after execution of this Agreement and attached to one counterpart.

          Section 11.6. Filings, etc. Any filing or recordation required to be made under applicable law with any governmental agency or official on behalf of or with respect to the Partnership may be signed by the General Partner. A Certificate of Limited Partnership within the meaning of the Act will be prepared following the execution and delivery of this Agreement. The initial General Partner will cause such Certificate to be filed and recorded in the office of the Recorder of Deeds of Cook County, Illinois, and, to the extent required by local law, in the appropriate place in each state in which the Partnership may hereafter establish a place of business. The General Partners shall also cause to be filed, recorded and published, such statements, notices, certificates, or other instruments as may be required by any provision of any applicable law which governs the formation of the Partnership or the conduct of its business from time to time.

          Section 11.7. Illinois Personal Property Tax Replacement Income Tax. Each Partner shall be responsible to the Partnership for that portion of any Illinois Personal Property Tax Replacement Income Tax ("Replacement Tax") imposed upon the Partnership which is attributable to the net profit of the Partnership allocable to such Partner, as determined in accordance herewith. In addition, a special distribution, to be charged against capital accounts, shall be made, within a reasonable time after the close of the Partnership's taxable year to those Partners who, in their separate capacities, are subject to such tax, and shall be made in the respective amounts of the Replacement Tax not imposed on the Partnership by reason of such Partner's membership in the Partnership.

          Section 11.8. Notices. All notices permitted or required hereunder shall be in writing and shall be addressed to the Partners at their respective addresses appearing on the Partnership's books. Notices sent by mail shall be deemed to have been given three (3) days after deposit in the U.S. mails. (Notices hand-delivered shall be deemed to have been served when so delivered.)

          Section 11.9. Gender and Number. Despite the gender and number of any word used herein, such word shall import the masculine, feminine, neuter, singular and plural, as may be reasonably inferred from the context.

          Section 11.10. Power of Attorney. Each of the undersigned and each person who becomes a Partner does hereby constitute and appoint the General Partner, under and pursuant to this Agreement as it may be amended from time to time, with full power of substitution, to be his true and lawful attorney in fact, at any time and from time to time, to make, execute, sign, acknowledge, deliver, file, record, amend or cancel any and all instruments, documents and certificates, including without limitation, certificates of limited partnership and certificates for conducting business under an assumed name and such other instruments as may be required by or under law in connection with the formation, existence, operation or termination of, or the business to be conducted by, the Partnership. The parties agree that the foregoing power of attorney is coupled with an interest and shall be irrevocable during the term of the Partnership and shall continue notwithstanding the death, dissolution or incompetence of any party giving such power of attorney.

          Section 11.11. Amendments. No change, amendment or modification of this Agreement shall be valid unless the same shall be in writing and signed by all parties. No waiver of any provision hereof shall be valid unless in writing and signed by the party to be charged.

          Section 11.12. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Illinois, including the Act.

          IN WITNESS WHEREOF, the undersigned have hereunto set their hands as of the date first set forth above.




- ------------------------------------      ------------------------------------
David A. Wolf                             Howard M. Wolf





- ------------------------------------      ------------------------------------
Jeffrey J. Wolf                           Barbara Wolf




- ------------------------------------      ------------------------------------
Barbara Wolf, as co-trustee of the        Howard M. Wolf, as co-trustee of the
trusts listed on Exhibit A as Nos.        trust listed on Exhibit A as No. 15
1, 2, 3, 4, 5, 8, 9, 10, 11, 12 and
15





- ------------------------------------
Barbara Mills, as co-trustee
of the trusts listed on
Exhibit A as Nos. 1, 3, 5, 6,
8, 10, 12 and 13




- ------------------------------------
Joan Fishman, as co-trustee of
the trusts listed on Exhibit A
as Nos. 2, 4, 7, 9, 11 and 14




- ------------------------------------
David A. Wolf, as co-trustee
of the trusts listed on
Exhibit A as Nos. 6 and 7




- ------------------------------------
Jeffrey J. Wolf, as co-trustee
of the trusts listed on
Exhibit A as Nos. 8, 9, 10,
11, 12, 13 and 14

            AMENDMENT NO. 1 TO AGREEMENT OF LIMITED PARTNERSHIP FOR
                       WOLF FAMILY INVESTMENT PARTNERSHIP


          This Amendment No. 1 dated as of December 31, 1983 ("Amendment") to Agreement of Limited Partnership dated September 19, 1983 ("Original Agreement") is entered into by and among the parties hereto.

                                   RECITALS:
          The parties entered into the Original Agreement and desire to amend the Original Agreement as herein specified.

          All terms defined in the Original Agreement shall have the same meanings below as therein.

          NOW, THEREFORE, for good and valuable consideration the parties agree as follows:

          1.  Amendment to Article III

          Article III is hereby amended as follows:

          a)  The following is inserted at the end of Section 3.4:

              In the event that the Partnership shall sell Units in HW Associates to HW Associates for cash and to fund such payment HW Associates shall sell Shares originally contributed by any Partners to the Partnership and thereafter to HW Associates, the gain and loss which is allocated to the Partnership on the sale of such Shares by HW Associates shall be allocated among the Partners as though such Shares had been sold by the Partnership and the gain or loss allocated in accordance with Section 704(c)(2) of the Internal Revenue Code of 1954 as amended.

          b) There shall be inserted at the end of Article III the following new Section 3.12:

              The General Partner may, upon the advice of the Accountants, make different allocations of ordinary income and loss and capital gain and loss from that provided for above so as to give substantial economic effect to any particular transaction.

     2.   Amendment to Article IX

     Article IX is hereby amended by adding at the end of Section 9.2 the following:

          Such financial statement shall be prepared on such basis as the General Partner shall deem appropriate.

     IN WITNESS WHEREOF, the undersigned have heretofore set their hands as of the date first written above.




- ------------------------------------      ------------------------------------
David A. Wolf                             Howard M. Wolf





- ------------------------------------      ------------------------------------
Jeffrey J. Wolf                           Barbara Wolf





- ------------------------------------      ------------------------------------
Barbara Wolf, as co-trustee of the        Howard M. Wolf, as co-trustee of the
trusts listed on Exhibit A as Nos.       trust listed on Exhibit A as No. 15
1, 2, 3, 4, 5, 8, 9, 10, 11, 12 and
15





- ------------------------------------
Barbara Mills, as co-trustee
of the trusts listed on
Exhibit A as Nos. 1, 3, 5, 6,
8, 10, 12 and 13




- ------------------------------------
Joan Fishman, as co-trustee of
the trusts listed on Exhibit A
as Nos. 2, 4, 7, 9, 11 and 14

- -----------------------------------
David A. Wolf, as co-trustee
of the trusts listed on
Exhibit A as Nos. 6 and 7




- -----------------------------------
Jeffrey J. Wolf, as co-trustee
of the trusts listed on
Exhibit A as Nos. 8, 9, 10,
11, 12, 13 and 14

This instrument prepared by and
after recording return to:
Arthur W. Brown, Jr., Esquire
Altheimer & Gray
333 W. Wacker Drive, Suite 2600
Chicago, Illinois  60606

                AMENDMENT #1 TO AGREEMENT OF LIMITED PARTNERSHIP
             AND AMENDMENT #2 TO CERTIFICATE OF LIMITED PARTNERSHIP
                    FOR WOLF FAMILY INVESTMENT PARTNERSHIP,
                        AN ILLINOIS LIMITED PARTNERSHIP


          This Amendment ("Amendment") is made as of the 14th day of November, 1985 by and among the parties whose signatures appear at the end of this Amendment (such parties, together with such other parties who become parties hereto after the date hereof in accordance with the terms hereof are herein referred to collectively as "Partners" and individually as "Partner"; additionally, the party whose signature appears under the caption "General Partner" is herein sometimes referred to as "General Partner" and the parties whose signatures appear under the caption "Limited Partners" are herein sometimes referred to collectively as "Limited Partners").

                                   RECITALS:

          The Partners formed an Illinois limited partnership known as Wolf Family Investment Partnership (the "Partnership") pursuant to that Agreement of Limited Partnership for Wolf Family Investment Partnership dated September 19, 1983 ("Agreement") and that certain Certificate of Limited Partnership for Wolf Family Investment Partnership, as amended by Amendment #1 to Certificate of Limited Partnership, both dated as of September 19, 1983 (such Certificate, as amended, being herein called the "Certificate"). Except as otherwise specifically defined herein, all capitalized terms used herein shall have the meanings set forth in the Agreement.

          The Partnership is a partner in HW Associates, an Illinois general partnership ("HW") pursuant to the Agreement of Partnership for HW Associates, dated as of September 19, 1983, as amended (the "Agreement"). Pursuant to the Agreement, the Partnership had contributed all of its Shares to HW as a capital contribution. A portion of such Shares has, as of November 13, 1985, been distributed to the Partnership by HW in partial liquidation thereof.

          The parties hereto desire to amend the Agreement and the Certificate to provide for the distribution in partial liquidation of the Partnership of a portion of such Shares received from HW to certain of the Partners, for the sale by the Partnership of the remaining Shares, and for appropriate allocation of gain and reallocation of Units among the Partners in connection therewith, all in accordance to the terms and conditions set forth below.

                                   AGREEMENT

          NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, the parties hereto agree as follows:

          1. The Partnership shall distribute to the following Partners (the "Selling Partners") listed below the number of Shares set forth opposite each such Selling Partner's name:

                  Selling Partners         Number of Shares Distributed
                  ----------------         ----------------------------

                  Howard M. Wolf                      150,000
                  Barbara Wolf                          6,031

          2. Each Share so distributed shall be deemed to have a fair market value as of the date hereof of $21.75 per Share. In connection with such distribution, the number of Units (as defined in the Agreement) allocated to each such Partner shall be reduced by an amount equal to 1 Unit for every $1,000 of Shares distributed. Accordingly, from and as of the date hereof, the number of Units deemed to be allocated to each of the Selling Partners to whom Shares are being distributed are as follows:

                  Selling Partners                   Units
                  ----------------                   -----

                  Howard M. Wolf                  2,414.29323
                  Barbara Wolf                    2,191.65958

          3. The Certificate is hereby amended by deleting Exhibit A thereto in its entirety, and substituting in lieu thereof the Exhibit A attached hereto.

          4. The Agreement is hereby amended by deleting Exhibit B thereto in its entirety, and substituting in lieu thereof the Exhibit B attached hereto.

          5. The General Partner has determined that the Partnership shall sell the remaining 68,490 Shares held by the Partnership in connection with a contemplated public offering thereof. Subject to appropriate adjustment and allocation of gain in respect of "pre-contribution variation", as defined in, and pursuant to, Section 3.5 of the Agreement, with respect to any of the Shares sold by the Partnership, gain from such sale shall be allocated to all Partners who are not Selling Partners ("Non-Selling Partners") pro rata in accordance with the percentage each such Non-Selling Partner's Units comprises of the total number of Units allocated to Non-Selling Partners. The date and price of such sale shall be determined by the General Partner, and the

General Partner may determine not to proceed with any such sale if, in the General Partner's judgment, such sale would not be in the best interests of the Partnership.

          6. All ordinary income of the Partnership earned on or after November 14, 1985 shall be allocated among the Partners pro rata in accordance with their Units as such Units have been reallocated in accordance with this Amendment.

          7. This Amendment shall be effective on the date, and as of the time, this Amendment is filed in the office of the Recorder of Deeds in the county in which the principal office of the Partnership is located.

          8. It is hereby agreed by and among the Partners that this instrument shall be deemed and treated for all purposes and in all manner and respects as an Amendment to the Agreement and to the Certificate. It is further agreed by and among the Partners that, except as amended hereby, the Agreement and the Certificate are in all respects ratified and confirmed and the terms and provisions thereof shall remain in full force and effect.

          9. This Amendment shall be binding upon the Partners and their respective heirs, legal representatives, successors, and, to the extent permitted in the Agreement, assigns.

          10. This instrument may be executed in multiple counterparts, each of which shall constitute an original and all of which taken together shall constitute a single instrument.

          IN WITNESS WHEREOF, the parties hereto have executed this instrument and multiple counterparts as of the date first set forth above.



          GENERAL PARTNER:                         LIMITED PARTNER:
          ----------------                         ----------------



- ------------------------------------      ------------------------------------
Howard M. Wolf                            David A. Wolf





                                          ------------------------------------
                                          Jeffrey J. Wolf



                                          ------------------------------------
                                          Barbara Wolf

                                        --------------------------------------
                                        Barbara Wolf, as co-trustee of the
                                        trusts listed on Exhibit A as Nos. 1,
                                        2, 3, 4, 5, 8, 9, 10, 11, 12 and 15



                                        --------------------------------------
                                        Howard M. Wolf, as co-trustee of the
                                        trust listed on Exhibit A as No. 15



                                        --------------------------------------
                                        Barbara Mills, as co-trustee of the
                                        trusts listed on Exhibit A as Nos. 1,
                                        3, 5, 6, 8, 10, 12 and 13



                                        --------------------------------------
                                        Joan Fishman, as co-trustee of the
                                        trusts listed on Exhibit A as Nos. 2,
                                        4, 7, 9, 11 and 14



                                        --------------------------------------
                                        David A. Wolf, as co-trustee of the
                                        trusts listed on Exhibit A as Nos. 6
                                        and 7



                                        --------------------------------------
                                        Jeffrey J. Wolf, as co-trustee of the
                                        trusts listed on Exhibit A as Nos. 8,
                                        9, 10, 11, 12, 13 and 14